EXHIBIT 99.1

Release: immediate

CANADIAN PACIFIC RESPONDS TO ISS RECOMMENDATION

Recommends Shareholders Vote FOR CP Director Nominees on the WHITE
Universal Proxy

CALGARY (AB) – May 03, 2012 - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today responded to a recommendation issued by Institutional Shareholder Services (“ISS”) regarding the Company’s annual meeting of shareholders to be held on May 17, 2012.

CP commented:

“We strongly believe that ISS reached the wrong conclusion in failing to recommend that shareholders vote in favour of all of CP’s highly-qualified and experienced directors.  The perfunctory analysis presented by ISS to justify its flawed recommendation to vote for all seven Pershing Square nominees is directly contradicted by the analysis of CP’s efficiency presented by Oliver Wyman, highly qualified, independent railroad industry experts retained by CP's Board of Directors.  We strongly recommend that shareholders vote FOR CP’s director nominees by voting the WHITE universal proxy today.

The CP Board has significant breadth and depth of expertise and experience in both the railroad industry and other complementary fields and is the right Board to drive shareholder value by guiding the Company through the successful execution of the Multi-Year Plan.  The entire Board of CP is holding Fred Green and the CP management team fully accountable for the success of this Plan.

CP’s Board is unanimous in its belief that Pershing Square’s demand that it replace the Company’s CEO with Hunter Harrison would delay and damage CP’s value-generating plan, and represents unwarranted risk to shareholder value at a critical time.

Pershing Square’s nominees have failed to provide any strategic or operational plan that would lead to an improved operating ratio (“OR”), much less achieve the unprecedented and unrealistic rate of OR reduction Pershing Square has promised to shareholders.

CP is at a critical juncture.  We urge shareholders to protect their investment and not risk CP’s future by exposing CP to the disruption that electing all seven of Pershing Square’s nominees would bring.  Shareholders should vote FOR CP’s highly-qualified director nominees on the WHITE universal proxy today.”

CP recommends that shareholders use the WHITE universal proxy to select the 16 best directors to comprise the new Board.  The 16 individuals with the most votes, out of the total of 22 individuals put forward by CP and Pershing Square, will comprise the Board elected at the annual meeting.  Shareholders who wish to vote for some, but not all seven, of the Pershing Square nominees are encouraged to use the WHITE universal proxy.

Shareholders are encouraged to visit www.CPonTrack.com to access the Company's Management Proxy Circular and for more information about CP, the CP management team and its value-generating Multi-Year Plan.

If shareholders have any questions about the information contained in this document or require assistance in completing the WHITE universal proxy, please contact the proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)
Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449